Filed by Eastern Bankshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HarborOne Bancorp, Inc.

SEC File No.: 001-38955

Filer’s SEC File No.: 001-39610

Date: September 24, 2025

ESOP QUESTIONS AND ANSWERS (“ESOP FAQ”)

The following questions and answers address some frequently asked questions regarding the anticipated merger between Eastern Bankshares, Inc. (“Eastern”) and HarborOne Bancorp, Inc. (“HarborOne”) and its impact on the participants in the HarborOne Employee Stock Ownership Plan (the “ESOP”), including a participant’s ability to make a merger consideration election. If you have any further questions upon reading this document, please contact the information agent appointed by Eastern, Innisfree M&A Incorporated, via telephone at (877) 800-5182, or the HarborOne ESOP plan administrator, Principal, at 800-547-7754.

Q1: Why am I receiving this ESOP FAQ?

A1: Eastern and HarborOne have entered into an agreement to merge (the “Merger Agreement”), with Eastern as the surviving entity. Both Eastern and HarborOne share deep local roots and a strong commitment to their colleagues, their customers, and the communities they serve.

You are receiving this notice because our records indicate you are currently a participant in the ESOP and have shares of HarborOne common stock allocated to your ESOP account. As a result, you are entitled to elect to receive Eastern common stock, cash, or a mix of the two in exchange for the HarborOne common stock allocated to your ESOP account.

Q2: If the merger is completed, what will I receive for shares in my ESOP account?

A2: If the merger is completed, as a HarborOne common stockholder through the ESOP, you are entitled to elect to receive, for each share of HarborOne common stock that you own (a) 0.765 shares of Eastern common stock (the “Stock Consideration”); (b) $12.00 in cash (the “Cash Consideration”); or (c) a combination of cash and stock. This is collectively referred to as the “Merger Consideration.”

The Merger Agreement provides that no less than 75% but no more than 85% of the shares of HarborOne common stock will be exchanged for Stock Consideration. Therefore, you may receive stock and/or cash that differs from your election, depending upon the aggregate election outcome.

For further details, please review the additional sections below, and Article II: Merger Consideration; Exchange Procedures of the Merger Agreement as filed as Exhibit 2.1 in the Current Report on Form 8-K with the SEC on April 24, 2025. (Available here: DEFA14A.)

Q3: What is the timing for the Merger Consideration election process?

A3: You will receive an email communication on or around Wednesday, September 24, 2025 regarding the Merger Consideration election process from administrator@tabulationsplus.com. Please be sure to review your spam or junk folder to ensure this important communication is timely received.

The email communication will provide further instructions regarding your election options (Stock Consideration, Cash Consideration, or a combination of the two.)

The election period for ESOP participants ends at 5:00 p.m. Eastern Time on Thursday, October 23, 2025. Please be mindful of this deadline when planning your election.

Q4: How is the Merger Consideration applied? (Proration and allocation)

A4: HarborOne shareholders receive, for each share of HarborOne common stock, and at the holder’s election, either the Stock Consideration or the Cash Consideration or a mix of the two, subject to proration to ensure that the total number of shares of HarborOne common stock that receive the Stock Consideration represents between 75% and 85% of the total number of shares of HarborOne common stock issued and outstanding immediately prior to the merger.

If more than 85% of the cumulative number of issued and outstanding shares of HarborOne common stock elect the Stock Consideration, then the number of shares of HarborOne common stock exchanged for Stock Consideration will be reduced (you will receive proportionately fewer Eastern shares than what you may have elected to receive). The resulting reduction will be proportionate among all shareholders pursuant to the terms of the Merger Agreement.

Conversely, if HarborOne shareholders, taken together, elect Stock Consideration less than 75% of the total number of shares of HarborOne common stock issued and outstanding immediately prior to the merger, then the number of shares of HarborOne common stock exchanged for Stock Consideration may be increased (you may receive proportionately more Eastern shares than what you may have elected to receive).

Q5: What if I do not make a Merger Consideration election for my ESOP shares?

A5: Failure to make an election will result in the ESOP Trustee making the election for you in proportion to the elections made by ESOP participants. That election, like the elections made by ESOP participants, remains subject to proration and allocation.

Q6: How are any fractional shares of Eastern common stock treated?

A6: Your shares of HarborOne common stock held in the ESOP are not subject to the Cash in Lieu of Fractional Shares provisions of the Merger Agreement. Instead, shares of HarborOne common stock held in your ESOP subject to the Stock Consideration will be exchanged and delivered with a fractional share at a proportionate rate among all participants in accordance with what the trust receives in cash and shares.

Q7: When will I be eligible to receive a distribution from the ESOP?

A7: Except for distributions required by law or upon the occurrence of a participant’s retirement, death, disability or termination of employment for any other event, other than the ESOP termination, you will not be eligible to receive an ESOP distribution until a favorable determination letter on the termination of the ESOP is issued from the Internal Revenue Service (“IRS”). Based on information currently posted on the IRS website (www.irs.gov), the IRS may take up to 12 months to issue a favorable determination letter (around October 2026).

Q8. What is an IRS favorable determination letter upon termination?

A8. The ESOP currently has a favorable determination letter from the IRS; however, as is common practice, Eastern has asked HarborOne to apply for a favorable determination letter upon termination of the ESOP with the IRS. The requested letter will ensure that the ESOP has met all the IRS documentary requirements as of the Plan Termination Date.

Q9: Are there tax consequences to me as a result of the ESOP termination or the merger?

A9: No. The merger or the ESOP termination alone will not result in a taxable event to ESOP participants. When you are eligible for an ESOP distribution, Principal will send you a distribution package that will include an IRS Special Tax Notice. Please read that notice carefully to determine how you want to handle your ESOP distribution (i.e. roll your funds over into another tax-qualified arrangement such as an IRA or take a direct distribution). The manner in which you take your distribution (rollover or direct distribution) will have tax consequences. You should consider consulting with a tax advisor when making an ESOP distribution election.

Q10: When does HarborOne expect to complete the merger?

A10: At this time, HarborOne and Eastern anticipate that the merger will be completed on October 31, 2025, assuming receipt by then of all regulatory approvals and satisfaction of other closing conditions. HarborOne and Eastern cannot predict or guarantee the exact timing for completion of the merger. Please note the anticipated merger date will not impact the dates of the election.

Q11: Who can I call with other questions about the ESOP?

A11: If you have questions about the ESOP, the merger, or the Merger Agreement after reading this ESOP FAQ, please contact the information agent appointed by Eastern, Innisfree M&A Incorporated, via telephone at (877) 800-5182, or the HarborOne ESOP plan administrator, Principal, at 800-547-7754.

No Offer or Solicitation

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed merger transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Eastern, HarborOne or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, Eastern filed a registration statement on Form S-4 with the SEC that includes a proxy statement of HarborOne, which has been distributed to the shareholders of HarborOne in connection with their votes on the merger of HarborOne with and into Eastern. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain these documents, and any other documents Eastern and HarborOne have filed with the SEC, free of charge at the SEC’s website, www.sec.gov, or by accessing Eastern’s website at https://investor.easternbank.com under the tab “Financials” and then under the heading “SEC Filings”, or by accessing HarborOne’s website at https://www.HarborOne.com/ under the tab “Investor Relations” and then under the heading “SEC Filings.” In addition, documents filed with the SEC by Eastern or HarborOne will be available free of charge by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

Eastern Bankshares, Inc. Investor Relations	HarborOne Bancorp, Inc. Investor Relations
Email: a.hersom@easternbank.com	Email: SFinocchio@HarborOne.com
Telephone: (860) 707-4432	Telephone: (508) 895-1180